SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             Dated February 10, 2005

                         Commission File Number: 0-31376


                              MILLEA HOLDINGS, INC.
                 (Translation of Registrant's name into English)
                Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                              Tokyo 100-0004, Japan
                    (Address of principal executive offices)



             Indicate by check mark whether the Registrant files or
         will file annual reports under cover of Form 20-F or Form 40-F:
                       Form 20-F [X]         Form 40-F [ ]


           Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                            Yes [ ]           No [X]

                          Table of Documents Submitted
Item

1. Summary of consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the nine months ended December 31, 2004, dated February 10, 2005.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          KABUSHIKI KAISHA MILLEA HOLDINGS
                                          (Millea Holdings, Inc.)


February 10, 2005                         By:          /s/ TETSUYA UNNO
                                              ----------------------------------
                                              General Manager of Corporate Legal
                                                and Risk Management Department

                                                                          Item 1
(English translation)

Summary of consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the nine months ended December 31, 2004

                                                               February 10, 2005
Company Name: Millea Holdings, Inc.
Securities Code Number: 8766
Stock Exchange Listings: Tokyo and Osaka
Representative: Kunio Ishihara, President, Millea Holdings, Inc.
Contact: Mitsuru Muraki, Corporate Planning Dept., Millea Holdings, Inc.
         Phone: 03-6212-3341
         Satoshi Tsujigado, Business Management Dept., Millea Holdings, Inc.
         Phone: 03-6212-3344

1.  Matters regarding the presentation of quarterly results
         Difference in accounting method for recognizing net premiums written:
         Applicable
         The recognition policy for net premiums written employed for quarterly figures, such as the inclusion of premiums for insurance contracts which have not started as of December 31, 2004, is different from the recognition policy employed for annual and semi-annual reports.

2. Summary of business results for the nine months ended December 31, 2004 (From April 1, 2004 through December 31, 2004)

         Amounts are truncated and percentages are rounded to the nearest one-tenth of one percent.

         (1) Operating income
         -------------------------------------------------------
                                     Yen in millions           %
         -------------------------------------------------------
         For the nine months ended
         December 31, 2004                  1,444,103        0.0
         -------------------------------------------------------
         For the nine months ended
         December 31, 2003                  1,443,986          -
         -------------------------------------------------------
         (Reference) For the year ended
         March 31, 2004                     1,943,609        2.5
         -------------------------------------------------------

         (Note) Percentages show increase or decrease from the same period of the previous year.

         (Supplementary information regarding operating income)
         Increase from the same period of the year ended December 31, 2003 is 0.0% excluding the effect on abolition of the government reinsurance for Compulsory Automobile Liability Insurance(CALI).

         (2) Matters that had a significant effect on financial conditions and results of operations for the nine months ended December 31, 2004 None.

3. Forecast of business results for the year ending March 31, 2005 (From April 1, 2004 through March 31, 2005)
    No changes.

[Consolidated results]

                                       Premiums written and claims paid by lines of insurance

Direct premiums written (including funds for deposit-type insurance)
                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                             Nine months ended                     Nine months ended
                             December 31, 2004                     December 31, 2003
                          (From April 1, 2004 to                (From April 1,2003 to         (Reference) Year ended March 31, 2004
                            December 31, 2004)                    December 31, 2003)          (From April 1, 2003 to March 31, 2004)
                   -----------------------------------------------------------------------------------------------------------------
                                   Increase/                                                                  Increase/
                    Premiums       decrease     Composition      Premiums       Composition       Premiums    decrease   Composition
------------------------------------------------------------------------------------------------------------------------------------
       Fire             248,276        -2.9           15.1       255,616              15.2        351,380        -1.2           15.8
      Marine             57,942         6.2            3.5        54,534               3.2         74,775         6.6            3.4
Personal accident       258,724        -5.7           15.7       274,324              16.3        349,027        -1.4           15.7
    Automobile          659,136        -2.4           40.0       675,128              40.2        888,847        -2.5           40.0
    Compulsory
automobile liability    239,578        -2.4           14.5       245,353              14.6        311,124         0.8           14.0
      (CALI)
      Others            183,552         4.1           11.1       176,273              10.5        248,021        -0.0           11.2
------------------------------------------------------------------------------------------------------------------------------------
Total                 1,647,211        -2.0          100.0     1,681,230             100.0      2,223,175        -1.1          100.0
  Fund for deposit-
  type insurance        175,743       -11.5           10.7       198,510              11.8        254,200        -6.5           11.4
------------------------------------------------------------------------------------------------------------------------------------

Net premiums written
                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                             Nine months ended                     Nine months ended
                             December 31, 2004                     December 31, 2003
                          (From April 1, 2004 to                (From April 1,2003 to         (Reference) Year ended March 31, 2004
                            December 31, 2004)                    December 31, 2003)          (From April 1, 2003 to March 31,2004)
                   -----------------------------------------------------------------------------------------------------------------
                                   Increase/                                                                  Increase/
                    Premiums       decrease    Composition      Premiums       Composition       Premiums     decrease   Composition
------------------------------------------------------------------------------------------------------------------------------------
       Fire             189,015         0.4           13.1       188,288              13.0        269,720         4.4           13.9
      Marine             53,775         9.6            3.7        49,052               3.4         68,293         6.4            3.5
Personal accident        17,854        -0.9            8.2       118,939               8.2        152,030        -1.9            7.8
    Automobile          653,734        -2.0           45.3       667,004              46.2        878,249        -2.1           45.2
       CALI             250,756        -0.7           17.4       252,417              17.5        333,641        18.8           17.2
      Others            178,965         6.3           12.4       168,283              11.7        241,674         0.3           12.4
------------------------------------------------------------------------------------------------------------------------------------
      Total           1,444,103         0.0          100.0     1,443,986             100.0      1,943,609         2.5          100.0
.....................................................................................................................................
        *             1,328,543         0.0                    1,328,103                        1,788,535         0.2
------------------------------------------------------------------------------------------------------------------------------------
*Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

Net claims paid
                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                             Nine months ended                     Nine months ended
                             December 31, 2004                     December 31, 2003
                          (From April 1, 2004 to                (From April 1,2003 to         (Reference) Year ended March 31, 2004
                            December 31, 2004)                    December 31, 2003)          (From April 1, 2003 to March 31,2004)
                   -----------------------------------------------------------------------------------------------------------------
                                   Increase/                                                                  Increase/
                    Premiums       decrease    Composition      Premiums       Composition       Premiums     decrease   Composition
------------------------------------------------------------------------------------------------------------------------------------
       Fire             143,843       132.6           17.1        61,847               8.7         82,286       -13.7            8.6
      Marine             23,441       -23.8            2.8        30,775               4.3         39,412        20.6            4.1
Personal accident        46,709        -9.1            5.6        51,373               7.2         65,897        -4.0            6.9
    Automobile          395,211         5.6           47.1       374,356              52.8        505,666        -0.2           52.8
       CALI             130,283        31.6           15.5        99,004              14.0        137,382        36.7           14.4
      Others             99,722         8.5           11.9        91,914              13.0        126,306         2.4           13.2
 -----------------------------------------------------------------------------------------------------------------------------------
      Total             839,212        18.3          100.0       709,272             100.0        956,952         3.2          100.0
 ...................................................................................................................................
        *               781,211        13.6                      687,756                          921,820        -0.4
 -----------------------------------------------------------------------------------------------------------------------------------
    *Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

(Note 1) Numbers are after elimination of inter-segment transactions.
(Note 2) The recognition policy for direct premiums written (excluding funds for deposit-type insurance) and net premiums written employed for quarterly figures, such as the inclusion of premiums for insurance contracts which have not started as of
         December 31, 2004, is different from the recognition policy employed for annual and semi-annual reports.

[Consolidated results]

                                                             Securities
                                                                                                                   (Yen in millions)
------------------------------------------------------------------------------------------------------------------------------------
                     As of December 31, 2004                  As of December 31, 2003          (Reference) As of March 31, 2004
           -------------------------------------------------------------------------------------------------------------------------
                               Market                                   Market                                   Market
             Acquisition cost   value    Difference  Acquisition cost    value    Difference  Acquisition cost    value   Difference
------------------------------------------------------------------------------------------------------------------------------------
  Bonds        2,661,866    2,653,513        -8,352    2,475,750     2,485,882        10,131    2,660,274     2,669,106        8,831
------------------------------------------------------------------------------------------------------------------------------------
  Stocks       1,236,389    2,931,937     1,695,548    1,328,878     2,711,577     1,382,698    1,294,248     2,985,564    1,691,315
------------------------------------------------------------------------------------------------------------------------------------
 Foreign
securities       537,501      534,615        -2,886      521,213       515,329        -5,884      481,927       481,904          -22
------------------------------------------------------------------------------------------------------------------------------------
  Others         213,997      225,454        11,457      141,043       147,234         6,191      146,370       155,108        8,738
------------------------------------------------------------------------------------------------------------------------------------
  Total        4,649,754    6,345,521     1,695,767    4,466,886     5,860,023     1,393,137    4,582,821     6,291,684    1,708,862
------------------------------------------------------------------------------------------------------------------------------------

(Note 1)   The table above shows securities with a market value other than (a) trading securities and (b) debt securities held to maturity with a market value.
(Note 2)   Acquisition costs as of December 31, 2004 are not amortized and impairment losses are not recognized. Acquisition costs as of March 31, 2004 are amortized and impairment losses have been recognized.
(Note 3)   Market values are based on various considerations including quoted prices at the end of the month.
(Note 4)   The table above includes foreign mortgage securities as well as securities on the balance sheet.

[Consolidated results]

                                                  Derivative financial instruments
                                                                                                                   (Yen in millions)
------------------------------------------------------------------------------------------------------------------------------------
                     As of December 31, 2004                  As of December 31, 2003          (Reference) As of March 31, 2004
                    ----------------------------------------------------------------------------------------------------------------
                       Contract     Market    Unrealized     Contract    Market    Unrealized     Contract     Market     Unrealized
                         amount     value   gain or loss       amount     value  gain or loss       amount      value   gain or loss
------------------------------------------------------------------------------------------------------------------------------------
Foreign
 currency- related
 instruments
  Foreign exchange
   forwards
    Short               190,614      1,387         1,387      123,678     1,388         1,388      119,466      1,952          1,952
    Long                 38,038        528           528       22,217      -400          -400       16,420        -25            -25
  Currency options
    Short                 5,489                                31,054                                    -
                             42         25            16           86        95            -9            -          -              -
    Long                  5,095                                12,866                                  331
                             36         25           -11           80       113            32           19          2            -17
  Currency swaps        800,711     -1,259        -1,259      728,926    -1,383        -1,383      693,348     -5,375         -5,375
------------------------------------------------------------------------------------------------------------------------------------
Interest rate-related
 instruments
   Interest forward
     Short               15,735          -             -        2,997        -7            -7        1,291        -11            -11
     Long                50,227          -             -        2,518         8             8        1,285         14             14
   Interest forward
    options
     Short                    -                               186,191                                    -
                              -          -             -           76        14            62            -          -              -
     Long                54,980                               197,507                                    -
                             10          9            -0          115        45           -70            -          -              -
   Interest options
     Short               79,688                                69,106                               76,501
                            417        427           -10          396       573          -176          458        542            -83
     Long                47,243                                45,130                               44,069
                            484        346          -137          378       604           225          453        530             77
   Interest rate
     swap             8,690,835     61,872        61,872    7,656,145    87,631        87,631    7,476,262     79,879         79,879
------------------------------------------------------------------------------------------------------------------------------------
Equity-related instruments
   Equity index futures
     Short               26,493       -912          -912       17,652      -842          -842       26,458     -1,041         -1,041
     Long                 8,953        123           123        8,249       262           262        1,531         15             15
   Equity index
    options
     Short               52,882                                 6,357                               12,896
                            651        647             4          156       143            13          287        144            143
     Long                69,625                                 6,943                               12,994
                            890      1,128           238          309       400            91          285        154           -131
   Equity options
     Short                2,116                                 4,269                                1,345
                            100        248          -147          139       108            30           79        108            -29
     Long                 2,288                                 4,440                                1,517
                             78        282           203          109       142            32           75        142             66
------------------------------------------------------------------------------------------------------------------------------------
Bond-related instruments
   Bond futures
     Short               52,049        -68           -68       34,183      -149          -149       21,529          5              5
     Long                24,328         39            39       30,491        83            83       12,167         83             83
   Bond futures
    options
     Short               39,946                                10,916                                    -
                             74         62            11           52        10            42            -          -              -
     Long                15,890                                11,195                                    -
                             39         32            -7          115        42           -73            -          -              -
   Over-the-counter
    bond options
     Short              202,252                                 2,503                                    -
                            118         18           100            5         3             1            -          -              -
     Long                98,865                                 2,003                                    -
                            499        481           -17            4         3            -1            -          -              -
------------------------------------------------------------------------------------------------------------------------------------
Weather-related instruments
   Weather derivatives
     Short                1,932                                 1,672                                3,627
                            100       -135           235           38       399          -360           95         53             41
------------------------------------------------------------------------------------------------------------------------------------
Credit-related instruments
   Credit derivatives
     Short            1,960,128      2,654         2,654    2,054,259    -2,030        -2,030    1,981,668       -167           -167
     Long               395,394     -6,033        -6,033      406,313    -6,191        -6,191      400,337     -6,221         -6,221
------------------------------------------------------------------------------------------------------------------------------------
Commodity
   Commodity swap        74,693        486           486       43,983       425           425       53,404        437            437
------------------------------------------------------------------------------------------------------------------------------------
Others
   Inflation indexed
    bonds                13,400                                     -                                    -
                          1,109      1,046           -63            -         -             -            -          -              -
------------------------------------------------------------------------------------------------------------------------------------
        Total        13,019,902     63,463        59,230   11,723,774    81,493        78,634   10,958,457     71,225         69,614
------------------------------------------------------------------------------------------------------------------------------------

(Note 1) Option premiums are shown beneath the contract amounts for currency options, interest forward options, interest options, equity index options, equity options, bond futures options, over-the-counter bond options and weather derivatives and acqusition cost is shown beneath the contract amounts for inflation indexed bonds.

(Note 2) The synthetic option is classified into transactions such as short or long by receiving or paying option premium at the time of the contract.

(Note 3) Forward transactions translated at contracted rate, the relating forward contracts of which qualify for hedge accounting, are not included.

[Reference]

    Non-consolidated results of Tokio Marine & Nichido Fire

Direct premiums written (including funds for deposit-type insurance)
                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                               Nine months ended                   Nine months ended
                               December 31, 2004                   December 31, 2003
                            (From April 1, 2004 to              (From April 1,2003 to         (Reference) Year ended March 31, 2004
                              December 31, 2004)                  December 31, 2003)          (From April 1, 2003 to March 31,2004)
                     ---------------------------------------------------------------------------------------------------------------
                                   Increase/                            Increase/                             Increase/
                       Premiums    decrease  Composition    Premiums    decrease  Composition    Premiums      decrease  Composition
------------------------------------------------------------------------------------------------------------------------------------
       Fire             242,631        -3.4         15.0     251,170         -2.6        15.1       345,022        -1.6         15.7
      Marine             50,270         3.0          3.1      48,791          5.3         2.9        66,776         4.0          3.0
Personal accident       258,172        -5.7         15.9     273,715         -0.4        16.5       348,279        -1.4         15.9
    Automobile          654,699        -2.5         40.4     671,591         -2.6        40.4       884,068        -2.7         40.3
    Compulsory
automobile liability    239,578        -2.4         14.8     245,353          0.3        14.8       311,124         0.8         14.2
      (CALI)
      Others            174,495         2.6         10.8     170,082         -2.5        10.2       239,114        -0.0         10.9
------------------------------------------------------------------------------------------------------------------------------------
  Total               1,619,848        -2.5        100.0   1,660,705         -1.6       100.0     2,194,386        -1.4        100.0
                     ---------------------------------------------------------------------------------------------------------------
    Fund for deposit
    type insurance      175,743       -11.5         10.8     198,510         -4.4        12.0       254,200        -6.5         11.6
------------------------------------------------------------------------------------------------------------------------------------

Net premiums written
                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                               Nine months ended                   Nine months ended
                               December 31, 2004                   December 31, 2003
                            (From April 1, 2004 to              (From April 1,2003 to         (Reference) Year ended March 31, 2004
                              December 31, 2004)                  December 31, 2003)          (From April 1, 2003 to March 31,2004)
                     ---------------------------------------------------------------------------------------------------------------
                                   Increase/                            Increase/                             Increase/
                       Premiums    decrease  Composition    Premiums    decrease  Composition    Premiums      decrease  Composition
------------------------------------------------------------------------------------------------------------------------------------
       Fire             174,933        -1.7         12.4     177,977         0.4         12.5     252,825           3.3         13.3
      Marine             47,414         9.8          3.4      43,176         3.6          3.0      60,780           3.0          3.2
Personal accident       116,853        -0.5          8.3     117,481        -1.0          8.3     151,062          -1.4          7.9
    Automobile          648,355        -2.1         45.9     662,508        -2.3         46.7     871,760          -2.4         45.8
       CALI             250,756        -0.7         17.8     252,417        26.0         17.8     333,641          18.8         17.5
      Others            172,896         5.0         12.3     164,719        -3.4         11.6     234,154          -0.3         12.3
------------------------------------------------------------------------------------------------------------------------------------
      Total           1,411,210        -0.5        100.0   1,418,280         2.3        100.0   1,904,225           2.0        100.0
.....................................................................................................................................
        *             1,295,650        -0.5                1,302,397        -0.9                1,749,150          -0.3
------------------------------------------------------------------------------------------------------------------------------------
*Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

Net claims paid
                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                               Nine months ended                   Nine months ended
                               December 31, 2004                   December 31, 2003
                            (From April 1, 2004 to              (From April 1,2003 to         (Reference) Year ended March 31, 2004
                              December 31, 2004)                  December 31, 2003)          (From April 1, 2003 to March 31,2004)
                     ---------------------------------------------------------------------------------------------------------------
                                   Increase/                            Increase/                             Increase/
                       Premiums    decrease  Composition    Premiums    decrease  Composition    Premiums      decrease  Composition
------------------------------------------------------------------------------------------------------------------------------------
       Fire             142,076       138.4         17.2      59,592        -6.2          8.5      78,529          -9.1          8.3
      Marine             21,327       -24.5          2.6      28,243        38.7          4.0      36,471          19.0          3.9
Personal accident        46,143        -9.0          5.6      50,707        -4.3          7.2      65,228          -3.9          6.9
    Automobile          391,764         5.5         47.4     371,388        -1.0         53.1     501,772          -0.5         53.2
       CALI             130,283        31.6         15.8      99,004        32.5         14.2     137,382          36.7         14.6
      Others             94,905         4.8         11.5      90,520         6.2         12.9     124,256           4.1         13.2
------------------------------------------------------------------------------------------------------------------------------------
      Total             826,501        18.2        100.0     699,457         4.1        100.0     943,639           3.8        100.0
.....................................................................................................................................
        *               768,500        13.4                  677,941         0.9                  908,507           0.1
------------------------------------------------------------------------------------------------------------------------------------
*Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

(Note    1) The figures as of/for the nine months ended December 31, 2003 and the year ended March 31, 2004 are the total amount and related indices of Tokio Marine and Nichido Fire, and the figures as of/for the nine months ended December 31, 2004 are the total amount and related indices of Tokio Marine & Nichido as of/for the nine months ended December 31, 2004 and Nichido
         Fire as of/for the six months ended September 30, 2004.

(Note 2) The figures as of/for the nine months ended December 31, 2004 include net claims paid regarding natural disasters in the amount of 109,800 million yen, of which 88,700 million yen relates to Fire insurance.

[Reference]

Tokio Marine & Nichido Life

Policies in force

                                                                                      (Yen in millions except number of policies, %)
------------------------------------------------------------------------------------------------------------------------------------
                             As of/for the nine months ended        As of/for the nine months ended   (Reference) As of/for the year
                                    December 31, 2004                      December 31, 2003              ended March 31, 2004
                                              ------------------                                         (From April 1, 2003 to
                                              Increase/ decrease                                              March 31, 2004)
------------------------------------------------------------------------------------------------------------------------------------
Numbers of policies
-----------------------------
       Individual insurance
       -----------------------------------------------------------------------------------------------------------------------------
                First sector          965,126              7.8                      894,930                                 920,945
             -----------------------------------------------------------------------------------------------------------------------
                Third sector          543,872             26.7                      429,120                                 473,641
             -----------------------------------------------------------------------------------------------------------------------
                    Total           1,508,998             14.0                    1,324,050                               1,394,586
       -----------------------------------------------------------------------------------------------------------------------------
       Individual annuities           195,751             34.4                      145,654                                 152,372
       -----------------------------------------------------------------------------------------------------------------------------
                 Total              1,704,749             16.0                    1,469,704                               1,546,958
------------------------------------------------------------------------------------------------------------------------------------
Policies in force
------------------------------------------------------------------------------------------------------------------------------------
       Individual insurance        10,300,270             10.6                    9,314,317                               9,672,304
       -----------------------------------------------------------------------------------------------------------------------------
       Individual annuities           776,664             33.9                      580,186                                 604,939
       -----------------------------------------------------------------------------------------------------------------------------
       Group insurance              3,308,253              0.6                    3,289,635                               3,311,461
       -----------------------------------------------------------------------------------------------------------------------------
       Group annuities                 13,176             -4.9                       13,858                                  13,851
------------------------------------------------------------------------------------------------------------------------------------
Annualized premiums for
  policies in force                   248,400                                                                               224,081
------------------------------------------------------------------------------------------------------------------------------------

New policies

                                                                                      (Yen in millions except number of policies, %)
------------------------------------------------------------------------------------------------------------------------------------
                             As of/for the nine months ended        As of/for the nine months ended   (Reference) As of/for the year
                                    December 31, 2004                      December 31, 2003              ended March 31, 2004
                                              ------------------                                         (From April 1, 2003 to
                                              Increase/ decrease                                              March 31, 2004)
------------------------------------------------------------------------------------------------------------------------------------
Numbers of policies
-----------------------------
       Individual insurance
             -----------------------------------------------------------------------------------------------------------------------
                First sector           91,312             -1.1                       92,343                                  134,416
             -----------------------------------------------------------------------------------------------------------------------
                Third sector           98,247             -3.3                      101,578                                  153,358
             -----------------------------------------------------------------------------------------------------------------------
                    Total             189,559             -2.2                      193,921                                  287,774
       -----------------------------------------------------------------------------------------------------------------------------
       Individual annuities            47,476            -15.1                       55,918                                   63,971
       -----------------------------------------------------------------------------------------------------------------------------
                 Total                237,035             -5.1                      249,839                                  351,745
------------------------------------------------------------------------------------------------------------------------------------
Policies in force
------------------------------------------------------------------------------------------------------------------------------------
       Individual insurance         1,221,019              1.9                    1,197,750                                1,752,062
       -----------------------------------------------------------------------------------------------------------------------------
       Individual annuities           187,436             -2.8                      192,772                                  223,029
       -----------------------------------------------------------------------------------------------------------------------------
       Group insurance                 28,304            -80.0                      141,448                                  177,671
       -----------------------------------------------------------------------------------------------------------------------------
       Group annuities                      -                -                            -                                        -
------------------------------------------------------------------------------------------------------------------------------------
Annualized premiums for
  new policies                         36,693              9.5                       33,515                                   46,812
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                             For the nine months ended               For the nine months ended              (Reference) For the year
                                 December 31, 2004                       December 31, 2003                    ended March 31, 2004
                                            ------------------                                                (From April 1, 2003 to
                                            Increase/ decrease                                                  March 31, 2004)
------------------------------------------------------------------------------------------------------------------------------------
Premiums written                   308,688                21.7                      253,669                                  358,140
------------------------------------------------------------------------------------------------------------------------------------
  Claims paid                       59,015                 6.7                       55,312                                   75,349
------------------------------------------------------------------------------------------------------------------------------------

(Note 1) Annualized premiums are the premiums divided by the duration of insurance policies to show the amount of premiums per year.

(Note 2) Since third sector products are without death coverage, they are not included in policies in force.

(Note 3) The figures, including new policies, premiums written, and claims paid, as of/for the year ended March 31, 2004 are the total of Tokio Marine & Nichido Life as of/for the year ended March 31, 2004 and Nichido Life as of/for the six months ended September 30, 2003. The figures, including new policies, premiums written, and claims paid, as of/for the nine months ended December 31, 2003 are the total of Tokio Marine & Nichido Life as of/for the nine months ended December 31,
         2003 and Nichido Life as of/for the six months ended September 30, 2003.

(Note 4) Annualized premiums for policies in force for the nine months ended December 31, 2003 are not calculated.

     [Reference]

     Tokio Marine & Nichido Financial Life

     Policies in force

                                                                                      (Yen in millions except number of policies, %)
------------------------------------------------------------------------------------------------------------------------------------
                             As of/for the nine months ended        As of/for the nine months ended   (Reference) As of/for the year
                                    December 31, 2004                      December 31, 2003              ended March 31, 2004
                                            ------------------                                         (From April 1, 2003 to
                                            Increase/ decrease                                              March 31, 2004)
------------------------------------------------------------------------------------------------------------------------------------
 Numbers of policies
 ---------------------------
      Individual insurance
      ------------------------------------------------------------------------------------------------------------------------------
               First sector            42,996             16.8                       36,812                                   38,167
            ------------------------------------------------------------------------------------------------------------------------
               Third sector                 -                -                            -                                        -
            ------------------------------------------------------------------------------------------------------------------------
                   Total               42,996             16.8                       36,812                                   38,167
      ------------------------------------------------------------------------------------------------------------------------------
      Individual annuities             22,583              7.4                       21,022                                   21,069
      ------------------------------------------------------------------------------------------------------------------------------
                Total                  65,579             13.4                       57,834                                   59,236
 -----------------------------------------------------------------------------------------------------------------------------------
 Policies in force
 -----------------------------------------------------------------------------------------------------------------------------------
      Individual insurance            351,230             13.2                      310,286                                  320,346
      ------------------------------------------------------------------------------------------------------------------------------
      Individual annuities            155,777             16.9                      133,298                                  143,252
      ------------------------------------------------------------------------------------------------------------------------------
      Group insurance                       -                -                            -                                        -
      ------------------------------------------------------------------------------------------------------------------------------
      Group annuities                       -                -                            -                                        -
 -----------------------------------------------------------------------------------------------------------------------------------
 Annualized premiums for
  policies in force                    17,442             12.0                       15,567                                   15,770
 -----------------------------------------------------------------------------------------------------------------------------------

 New policies
                                                                                      (Yen in millions except number of policies, %)
------------------------------------------------------------------------------------------------------------------------------------
                             As of/for the nine months ended        As of/for the nine months ended   (Reference) As of/for the year
                                    December 31, 2004                      December 31, 2003              ended March 31, 2004
                                            ------------------                                         (From April 1, 2003 to
                                            Increase/ decrease                                              March 31, 2004)
------------------------------------------------------------------------------------------------------------------------------------
 Numbers of policies
 ----------------------------
      Individual insurance
      ------------------------------------------------------------------------------------------------------------------------------
               First sector             6,609              5.6                        6,258                                    8,250
            ------------------------------------------------------------------------------------------------------------------------
               Third sector                 -                -                            -                                        -
            ------------------------------------------------------------------------------------------------------------------------
                   Total                6,609              5.6                        6,258                                    8,250
      ------------------------------------------------------------------------------------------------------------------------------
      Individual annuities              2,060            -41.4                        3,517                                    3,819
      ------------------------------------------------------------------------------------------------------------------------------
                Total                   8,669            -11.3                        9,775                                   12,069
 -----------------------------------------------------------------------------------------------------------------------------------
 Policies in force
 -----------------------------------------------------------------------------------------------------------------------------------
      Individual insurance             47,020             -0.2                       47,108                                   61,867
      ------------------------------------------------------------------------------------------------------------------------------
      Individual annuities             14,547            -30.7                       20,988                                   22,911
      ------------------------------------------------------------------------------------------------------------------------------
      Group insurance                       -                -                            -                                        -
      ------------------------------------------------------------------------------------------------------------------------------
      Group annuities                       -                -                            -                                        -
 -----------------------------------------------------------------------------------------------------------------------------------
 Annualized premiums for
   new policies                         1,965            -30.5                        2,828                                    3,248
 -----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                             For the nine months ended               For the nine months ended              (Reference) For the year
                                 December 31, 2004                       December 31, 2003                    ended March 31, 2004
                                            ------------------                                                (From April 1, 2003 to
                                            Increase/ decrease                                                  March 31, 2004)
------------------------------------------------------------------------------------------------------------------------------------
        Premiums written               26,933            -71.4                       94,304                                  100,014
------------------------------------------------------------------------------------------------------------------------------------
          Claims paid                   7,922            -87.8                       65,195                                   67,882
------------------------------------------------------------------------------------------------------------------------------------

(Note) Annualized premiums are the premiums annualized by dividing the total payment of premium for a policy by the terms of insurance.